UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                  MedQuist Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   584949 10 1
                                 --------------
                                 (CUSIP Number)


               John M. Suender, Five Greentree Center, Suite 311,
                            Marlton, New Jersey 08053
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 2, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages


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                                                      SCHEDULE 13D
- ---------------------------                ----------------------------------
|CUSIP No. 584949 10 1    |                |  Page   2    of   5    Pages   |
- ---------------------------                ----------------------------------
- -----------------------------------------------------------------------------
| 1 |  NAME OF REPORTING PERSON                                             |
|   |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|   |                                                                       |
|   |  David A. Cohen                                                       |
|   |  ###-##-####                                                          |
- -----------------------------------------------------------------------------
| 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /   |
|   |                                                                       |
|   |                                                             (b) / /   |
|   |                                                                       |
- -----------------------------------------------------------------------------
| 3 |  SEC USE ONLY                                                         |
|   |                                                                       |
- -----------------------------------------------------------------------------
| 4 |  SOURCE OF FUNDS*  PF                                                 |
|   |                                                                       |
- -----------------------------------------------------------------------------
| 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               / /    |
|   |  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              |
|   |                                                                       |
- -----------------------------------------------------------------------------
| 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|   |                                                                       |
|   |  United States of America                                             |
- -----------------------------------------------------------------------------
|              | 7 | SOLE VOTING POWER                                      |
|                          |   |                                            |
|  NUMBER OF   |   | 604,373                                                |
|   SHARES     --------------------------------------------------------------
| BENEFICIALLY | 8 | SHARED VOTING POWER                                    |
|   OWNED BY   |   |                                                        |
|    EACH      |   | N/A                                                    |
|  REPORTING   --------------------------------------------------------------
|   PERSON     | 9 | SOLE DISPOSITIVE POWER                                 |
|    WITH      |   |                                                        |
|              |   | 604,373                                                |
|              --------------------------------------------------------------
|              |10 | SHARED DISPOSITIVE POWER                               |
|              |   |                                                        |
|              |   |  N/A                                                   |
- -----------------------------------------------------------------------------
|11 |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|   |                                                                       |
|   |   604,373                                                             |
- -----------------------------------------------------------------------------
|12 |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /    |
|   |   EXCLUDES CERTAIN SHARES*                                            |
|   |                                                                       |
- -----------------------------------------------------------------------------
|13 |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|   |                                                                       |
|   |   N/A                                                                 |
- -----------------------------------------------------------------------------
|14 |   TYPE OF REPORTING PERSON*                                           |
|   |                                                                       |
|   |   IN                                                                  |
- -----------------------------------------------------------------------------

                             SCHEDULE 13D STATEMENT

Item 1(a).      Title of Class of Equity Securities:

                Common Stock.

Item 1(b).      Name and Address of Issuer's Principal Executive Offices:

                MedQuist Inc. (the "Issuer")
                Five Greentree Centre
                Suite 311
                Marlton, NJ 08053

Item 2(a).      Name of Person Filing:

                David A. Cohen

Item 2(b).      Residence or Business Address:

                Mr. Cohen's business address is:
                Five Greentree Centre
                Suite 311
                Marlton, NJ 08053

Item 2(c). Present Employment and the Name, Principal Business and Address of the Company in Which Such Employment is Conducted.

                Mr. Cohen is the President, Chief Executive Officer and a Director of the Issuer.

                The Issuer is a provider of electronic transcription and document management services to the healthcare industry.

                The Issuer's address is:              Five Greentree Centre
                                                      Suite 311
                                                      Marlton, NJ 08053

Item 2(d). Whether or Not, During the Last Five Years, Such Person Has Been Convicted in a Criminal Proceeding.

                No

Item            2(e). Whether or Not, During the Last Five Years,
                Such Person Was a Party To a Civil Proceeding and as a Result Was or is Subject to an Enjoinment with Respect to Federal or State Securities Laws.

                No

Item 2(f).      Citizenship.

                The United States of America

Item 3.         Source and Amount of Funds or Other Consideration.

                The Issuer acquired Transcriptions Ltd. in May 1994 and paid $16.6 million in cash and agreed to pay additional purchase price on a deferred basis based upon future performance of Transcriptions, Ltd. Effective December 29, 1995, the parties agreed to fix the amount of the deferred purchase price at $24.5 million, payable on August 30, 1996 as follows:
                (i) $18,375,000

                                Page 3 of 5 pages
                in cash and (ii) $6,125,000 in the form of Common Stock valued at $7.11 per share, or 861,463 shares. Of the 861,463 shares of Common Stock, Mr. Cohen will acquire 572,873 of such shares on August 30, 1996. In addition, Mr. Cohen beneficially owns 25,000 shares of Common Stock issuable upon the exercise of options, having an exercise price of $6.50 per share, granted to Mr. Cohen in connection with his employment with the Issuer. The remaining 6,500 shares of Common Stock were acquired by Mr.
                Cohen in the open market.

Item 4.         Purpose of Transaction.

                Mr. Cohen will acquire the 572,873 shares of Common Stock in connection with the payment by the Issuer of the deferred purchase price for Transcriptions Ltd., a current subsidiary of the Issuer. Mr. Cohen does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5(a).      Aggregate Number and Percentage of Common Stock.

                Mr. Cohen beneficially owns 604,373 shares of Common Stock which is 9.2% of the outstanding shares of Common Stock.

Item 5(b).      Number of Shares as to Which Such Person Has:

                (i) sole power to vote or to direct the vote:
                         604,373 shares

                (ii) shared power to vote or to direct the vote:
                         None

                (iii) sole power to dispose or to direct the disposition:
                         604,373 shares

                (iv) shared power to dispose or to direct the disposition:
                         None

                                Page 4 of 5 pages

Item 5(c).      Transactions Effected During Past Sixty Days.

                None


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                None

Item 7.         Material to Be Filed as Exhibits.

                None

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 10, 1996                /s/ DAVID A. COHEN
                             ----------------------------
                             David A. Cohen/President and
                             Chief Executive Officer




                                Page 5 of 5 pages



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